

DIVISION OF
CORPORATION FINANCE

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402





03040623

December 10, 2003

Melinda H. Brunger
Andrews & Kurth LLP
1701 Pennsylvania Avenue, N.W.
Suite 300
Washington, DC 20006

Act: 1934
Section:
Rule: 14A-8
Public Availability: 12/10/2003

Re: BJ Services Company
Incoming letter dated September 25, 2003

Dear Ms. Brunger:

This is in response to your letter dated September 25, 2003 concerning the shareholder proposal submitted to BJ Services by Trillium Asset Management Corporation. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Steve Lippman
Senior Social Research Analyst
Trillium Asset Management Corporation
369 Pine Street, Suite 711
San Francisco, CA 94104-3314



Andrews & Kurth L.L.P.
1701 Pennsylvania Avenue, NW
Suite 300
Washington, D.C. 20006
202.662.2700 Phone
202.662.2739 Fax
andrewskurth.com

September 25, 2003

Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

Attention: Office of Chief Counsel
Division of Corporation Finance

Re: *BJ Services Company: Shareholder Proposal on Operations in Countries with Human Rights Violations*

Ladies and Gentlemen:

A shareholder of BJ Services Company has submitted a proposal for inclusion in management's proxy statement for BJ Services' 2004 Annual Meeting. Copies of the proposal (the "Trillium Proposal") submitted by Trillium Asset Management Corporation are enclosed with this letter.

The Trillium Proposal requests that the Board of Directors prepare a report to shareholders "evaluating financial risks posed by company operations in countries with a pattern of ongoing and systematic violation of human rights (including Burma) and the financial impact to the company of divesting from these countries." Management of BJ Services believes that it cannot effectively implement the proposal because it lacks specificity. Management of BJ Services also believes it is appropriate to exclude the Trillium Proposal from its proxy statement because (1) Burma is not financially significant to the company, (2) the proposal is not otherwise related to BJ Services' business, (3) the action requested has already been substantially implemented and (4) the proposal is not otherwise a proper matter to submit for a vote of stockholders.

BJ Services believes that it is entitled to exclude the Trillium Proposal from its 2004 proxy materials

- under Rule 14a-8(i)(3), which permits exclusion of proposals that contain vague and misleading statements;

Austin Dallas Houston London Los Angeles New York The Woodlands Washington, DC

- under Rule 14a-8(i)(5), which permits exclusion of proposals that relate to operations that account for less than five percent of a registrant's total assets, revenues and net earnings, and are not otherwise significantly related to the registrant's business;
- under Rule 14a-8(i)(7), which permits exclusion of proposals that deal with matters relating to ordinary business operations; and
- under Rule 14a-8(i)(10), which allows exclusion if the company has already substantially implemented a proposal.

BJ Services intends to omit the Trillium Proposal from its proxy statement, and asks for the Staff of the Division of Corporation Finance to indicate that it will not recommend any enforcement action against BJ Services as a result of this exclusion.

The Trillium Proposal may be excluded under Rule 14a-8(i)(3)

The Company believes that the Proposal may be properly excluded under Rule 14a-8(i)(3), which provides that a proposal may be omitted if it is contrary to any of the proxy rules, including Rule 14a-9, which prohibits materially false and misleading statements in proxy soliciting materials. The Trillium Proposal contains ambiguous and unverifiable assertions and directions to management that render it false and misleading for purposes of the proxy rules. If the proposed resolution were to be adopted by shareholders, the resolution would direct management, without specific guidance or standards, to prepare a report to evaluate the risks of general political and social conditions. Management of BJ Services is unable to determine the requested scope of the report or any relationship to its corporate actions and therefore plans to exclude the proposal under Rule 14a-8(i)(3).

Basis for a no-action request for the Trillium Proposal under Rule 14a-8(i)(3). The Trillium Proposal requests the Board to issue a report to shareholders evaluating the financial risks of operating "in countries with a pattern of ongoing and systematic violation of human rights (including Burma)." BJ Services believes that the proposal lacks sufficient clarity to be submitted to a shareholder vote.

- The proponent names four countries and then refers broadly to countries with a pattern of ongoing and systematic violation of human rights (including Burma), but does not specifically identify the countries to be covered by the report. In preliminary research for this letter, BJ Services found several leading organizations and government agencies that list more than 100 countries with human rights controversies and violations, depending upon the definition of human rights violations (which may include use of the death penalty, defects in political process, poor prison conditions, lack of religious freedom and many other issues). BJ Services believes that the subject of the Trillium Proposal is inherently vague and overly broad as a matter for stockholder action. BJ Services also

believes that the proponent should not be permitted to pick and choose a mix of countries (which in some lists include the U.S. for use of the death penalty) from the various lists published by human rights organizations in order to meet the required test of financial significance. (Examples of several websites have been provided supplementally for the Staff's reference to illustrate the very large number of countries that are named in reports on human rights.)

- The Trillium Proposal does not provide guidance as to how BJ should implement this proposal.
- The Trillium Proposal contains a statement that should be identified as the proponent's opinion: "Given this context, BJ's operations in Burma face significant new financial risks and could damage the company's reputation." Because the proponent provides no support for this statement, the statement could be misleading to stockholders under Rule 14a-9, and thus excludable under Rule 14a-8(i)(3).

In view of previous no-action letters and interpretations and recent cautionary statements by the Staff, BJ Services believes that the proponent was on notice of the rules and interpretations that govern a proposal to be submitted for stockholder action. Accordingly, the company requests that the Staff grant no-action relief for excluding the proposal on the basis of Rule 14a-8(i)(3) rather than permit the proponent to cure defects. An extended revision process would encourage redrafting and expansion of the already broad proposal, would lead to submission of future vague proposals by the proponent and other proponents, and would also cause BJ to incur further legal and administrative costs while reducing the time available for BJ Services to prepare its proxy materials.

Accordingly, BJ Services respectfully submits that the Trillium Proposal may be excluded by virtue of Rule 14a-8(i)(3) and that the Staff should not allow the defects in the Trillium Proposal to be corrected by amendment.

The Trillium Proposal may be excluded under Rule 14a-8(i)(5)

BJ Services believes that the Trillium Proposal relates only to Burma because the proponent has provided no supporting information about any other country. However, BJ Services has evaluated the financial significance of all of the countries named in the proposal, and all of these countries in the aggregate fail to reach the required standard of financial significance. Accordingly, the Trillium Proposal may properly be omitted from the company's proxy materials under Rule 14a-8(i)(5), which allows exclusion of a proposal relating to operations which account for less than 5% of the issuer's total assets at the end of its most recent fiscal year, and for less than 5% of its net earnings and gross sales of its most recent fiscal year, and is not otherwise significantly related to the issuer's business.

Lack of financial significance

BJ Services' activities in Burma, Angola, Cameroon and Nigeria, the countries named in the proposal, represent a small fraction of the company's financial position and results of operations. For the fiscal year ended September 30, 2002, the company had no revenue or net income from operations in Burma. At the end of the company's fiscal year ended September 30, 2002, and its third fiscal quarter ending June 30, 2003, all of the named countries in the aggregate represented less than 2% of BJ Services' total assets of approximately $2,500,000,000, and accounted for less than 2% of total revenues and net income for the 2002 fiscal year and the third quarter. By referring vaguely to "other countries with controversial human rights records" in a recital, the proponent cannot be permitted to introduce additional unidentified countries into the calculation for purposes of meeting the test of financial significance.

BJ Services shares the proponent's concern with regard to human rights abuses wherever they may arise, and BJ Services has not engaged in, or condoned, such conduct. Regarding allegations of violations of human rights by the government of Burma, BJ Services believes that decisions as to the nature of such governments and their actions are better made by governmental authorities and international organizations such as the United Nations, as opposed to individual persons or companies. Where the United States government has mandated that United States companies refrain from commerce, BJ Services has complied, even when its compliance has worked to the advantage of its competitors.

No other significant relationship to the Company's business

The Trillium Proposal is not otherwise significantly related to the Company's business. The Trillium Proposal deals with alleged governmental misconduct in Burma that is entirely unrelated to BJ Services' business operations. The proponent does not make any charges regarding any improper business practices on the part of BJ Services in Burma or any improper relationship with the government of Burma.

BJ Services seeks to exclude the Trillium Proposal in reliance on a line of no-action letters permitting exclusion of similar proposals under Rule 14a-8(i)(5). BJ Services notes the following information in support of excluding the Trillium Proposal:

- BJ Services has conducted its operations in Burma in compliance with U.S. law.
- BJ Services is not the subject of any pending legal claims alleging complicity in any human rights violations in Burma.
- Although the Trillium Proposal mentions litigation facing Unocal and "other companies" regarding their operations in Burma, the proponent does not explain why Unocal's alleged conduct is related to BJ's business.

- The Trillium Proposal does not demonstrate how the imprisonment of a political figure, the form of government and actions of the current government relate to BJ's business.

Exclusion of the Trillium Proposal under Rule 14a-8(i)(5) would be consistent with past no-action relief. The Commission has concurred with the exclusion under Rule 14a-8(i)(5) of similar proposals relating to the operations of companies in Burma. *See Atlantic Richfield Company* (avail. Jan. 28, 1997); *Atlantic Richfield Company* (avail. Jan. 6, 1995); *Texaco, Inc.* (avail. Feb. 21, 1995); and *Texaco, Inc.* (avail. Mar. 11, 1994). In each case, the Staff noted that the proposal was not otherwise significantly related to the company's business.

The Trillium Proposal may be excluded under Rule 14a-8(i)(7)

The Trillium Proposal is properly excludable under Rule 14a-8(i)(7) because it deals with ordinary business operations. Specifically, BJ's operations in Burma and the other named countries are routine in nature, subject to management control and oversight by the Board of Directors, and do not involve the kind of transactions normally submitted for a stockholder vote.

BJ Services places great weight on disclosure to its stockholders. However, management believes that evaluation of financial risks and financial impact of operating in a particular location is a complex process that involves a mix of confidential, competitively significant and otherwise nonpublic information (in addition to the proprietary information that the proponent would allow to be omitted from the report). For this reason, under ordinary circumstances, management respectfully submits that its business deliberations are most effectively conducted in its corporate offices and board room, rather than reflected in a more public forum such as a proxy statement or a report to stockholders. *See, e.g., Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999) (exclusion permitted for a proposal to the effect that the board of directors should report to stockholders regarding the company's suppliers).

The Trillium Proposal may be excluded under Rule 14a-8(i)(10)

BJ Services believes that the Trillium Proposal in essence is requesting a report on its operations in Burma and the other named countries. As such, the proposal may properly be omitted from BJ's proxy materials pursuant to rule 14a-8(i)(10), which allows exclusion if the company has already substantially implemented a proposal. The Company believes that the resolution has been substantially implemented, and can therefore be omitted from its proxy statement, on the basis that management has in place a system and procedures to evaluate and manage risks associated with conducting its operations in all of its locations.

As a company that currently operates in 54 countries around the world (with offices in 49 countries), BJ Services has customers, partners, suppliers and employees that represent virtually every race and national origin and a multitude of religions, cultures, customs, political

philosophies and languages. On a regular basis, at least quarterly and sometimes more often, management of BJ Services reviews the risks and expected returns associated with all of its United States and international operations. Management has considered the Trillium Proposal in connection with submitting this letter and can assure the proponent and the Staff that it has considered and will continue to consider concerns of its stockholders as well as a mix of other information from other sources in managing risk and making business decisions.

Conclusion

As required by Rule 14a-8(j), this letter is submitted at least 80 days before the filing of BJ's definitive proxy statement, and six copies of the Trillium Proposal and supporting statement and six copies of this letter are enclosed. Also, as required by Rule 14a-8(j), we are forwarding a copy of this letter to the proponent duly advising the proponent of BJ Services' intention to omit the Trillium Proposal. Please file-stamp and return the enclosed extra copy of this letter in the enclosed, self-addressed stamped envelope.

For the reasons outlined above, BJ Services respectfully requests that the Staff concur in its conclusion that the Trillium Proposal need not be included in its Proxy Statement and form of proxy for its 2004 Annual Meeting. The Company is prepared to submit additional support for exclusion under Rule 14a-8(i)(3), (i)(5), (i)(7), and (i)(10) and believes that exclusion under each of these rules is warranted.

In the event the Staff disagrees with any conclusion expressed herein, or if we can assist in any way in providing information in support or explanation of the Company's position, we would appreciate an opportunity to confer with the Staff before issuance of its response. Please contact the undersigned at (713) 220-4200 or Margaret Shannon, General Counsel of BJ Services, at (713) 462-4239 with any questions.

Sincerely,

Melinda Brunger

Melinda H. Brunger



Trillium Asset Management Corporation
369 Pine Street, Suite 711 • San Francisco, California 94104-3314
tel 415-392-4806 fax 415-392-4535

Investing for a Better World

(A)

RECEIVED
AUG 22 2003
BJ LEGAL DEPARTMENT

August 14, 2003

Margaret B. Shannon
Vice President, General Counsel, and Corporate Secretary
BJ Services Company
5500 Northwest Central Drive
Houston TX 77092

Dear Ms. Shannon:

TRILLIUM ASSET MANAGEMENT CORPORATION is an investment firm based in Boston specializing in socially responsible asset management. I am writing to submit the attached shareholder resolution requesting that the company's board prepare a report evaluating financial risks posed by company operations in countries with a pattern of ongoing and systematic violation of human rights (including Burma) and the financial impact to the company of divesting from these countries.

We recently wrote a letter of inquiry and concern about BJ Services operations in Burma to J.W. Steward and David Dunlap, before we were aware of BJ Services August 22 deadline for filing shareholder resolutions (see attached). We are hesitant to file a shareholder resolution before receiving their responses. However, given the short timeframe, we feel compelled to file this resolution in order to preserve our right to bring this issue to the attention of all shareholders if need be. We would welcome the chance for dialogue on this issue and hope we could reach agreements that would allow us to withdraw the resolution.

Trillium Asset Management Corp. submits this resolution for inclusion in the proxy statement, in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. We are filing this resolution on behalf of our client Phillip Andrew Patrick, who is the beneficial owner of 200 shares of BJ Services Company common stock that he has held for more than one year. Attached is a letter verifying Mr. Patrick's ownership of these shares. We will forward to you shortly a letter from Mr. Patrick authorizing Trillium Asset Management Corporation to represent him in this matter and stating his intention to hold these shares through the date of BJ Services' upcoming annual meeting. A representative from Trillium Asset Management Corp. will be present at the annual meeting to introduce the proposal.

Thank you for your consideration of the important issues raised in this resolution, which we believe are in the best interest of BJ Services Company and its shareholders. We would welcome the opportunity to discuss them with you or other appropriate contacts there.

Sincerely,

Steve Lippman

Steve Lippman
Senior Social Research Analyst
Trillium Asset Management Corporation

cc:
J.W. Steward, Chairman, President, and CEO
David Dunlap, Vice President, President International Division

We would welcome the chance to discuss these issues and share perspectives with the appropriate representative(s) of BJ Services' senior management team.

We look forward to a response and having the opportunity to learn more about BJ Services' policies and performance in this area.

Sincerely,

Steve Lippman	Angela Donkers (pd)
Steve Lippman Senior Social Research Analyst	Angela Donkers Social Research Fellow

cc: David D. Dunlap, Vice President and President International Division

Report on Human Rights-Related Financial Risks

WHEREAS:
A growing number of companies such as Baker Hughes have divested their operations in Burma due to concerns about the repressive government of Burma's ongoing human rights abuses;

Unocal and other companies face pending legal claims in U.S. courts for their alleged complicity in human rights abuses in Burma, including benefiting from the use of forced labor;

In the summer of 2003, Congress overwhelmingly passed and President George W. Bush signed into law new restrictions banning imports of goods produced in Burma to the U.S.;

Secretary of State Colin Powell wrote in a column in *The Wall Street Journal*, calling the ruling government of Burma "thugs" and wrote, "We also should further limit commerce with Burma that enriches the junta's generals.";

BJ Services Company provides pipeline service operations in Burma and maintains a district office in Rangoon, Burma; and

BJ Services Company also does business in other countries with controversial human rights records, including Angola, Cameroon, and Nigeria;

THEREFORE BE IT RESOLVED, that shareholders request that the Board of Directors prepare a report to shareholders, at reasonable cost and omitting proprietary information, evaluating financial risks posed by company operations in countries with a pattern of ongoing and systematic violation of human rights (including Burma) and the financial impact to the company of divesting from these countries.

Supporting Statement

Burma (also called Myanmar) is ruled by a military government that seized power in 1988. The government voided 1990 elections, which were won by the National League for Democracy led by Nobel Peace Prize Laureate Aung San Suu Kyi. The government held Suu Kyi under house arrest from 1989 to 1995 and again for 18 months in 2001 and 2002. A year after releasing her, the military government provoked international criticism in May 2003 by attacking and killing a number of Suu Kyi's supporters and reimprisoning her.

In addition to the new U.S. trade sanctions, the European Union has imposed new trade sanctions and Japan is freezing the considerable foreign aid it grants to Burma. The new U.S. trade sanctions codify an existing U.S. policy to oppose World Bank loans or international technical assistance to Myanmar. In 1997, the U.S. banned U.S. companies from making new investment in Burma.

Given this context, B.J. Services operations' in Burma face significant new financial risks and could damage our company's reputation. A report outlining the company's assessment of the financial risks of continued operations in Burma and other countries with systematic patterns of violating human rights would help shareholders better assess how human rights controversies may affect the company's future growth and how the Board and management are managing risks associated with this issue.



(B)

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WORLD

A B C D E F G H I J K L M N O P Q R S T U V W X Y Z

A

- Abkhazia/Georgia (United Nations Human Rights Field Office in-)
- Afghanistan
  - (United Nations Human Rights Field Office in)
  - (Special Rapporteur on Human Rights on the situation of human rights in-)
- Angola (United Nations Human Rights Field Office in-)
- Azerbaijan

B

- Bosnia and Herzegovina (*see* South-East Europe)
- Bougainville (Mandate entrusted to the Secretary-General on the question of human rights violation on the Papua New Guinea island of-) (*mandate discontinued*)
- Burundi
  - (Special Rapporteur on Human Rights on the situation of human rights in-)
  - (United Nations Human Rights Field Office in-)

C

- Cambodia
  - (Special Representative of the Secretary-General for human rights in-)
  - (United Nations Human Rights Field Office in-)
- Central African Republic (United Nations Human Rights Field Office in-)
- Chad (United Nations Human Rights Field Office in-)
- Chechnya of the Russian Federation (Mandate entrusted to the Secretary-General on the situation of human rights in-) *(mandate discontinued)*
- Colombia (United Nations Human Rights Field Office in-)
- Congo (former Zaire) (*see* Democratic Republic of the Congo)
- Country mechanisms
- Croatia, the Republic of (*see* South-East Europe)
- Cuba (Special Rapporteur on the situation of human rights in-) *(mandate discontinued)*
- Cyprus (Mandate entrusted to the Secretary-General on the question of human rights in)

D

- Democratic Republic of the Congo (former Zaire)
  - (Special Rapporteur on Human Rights on the situation of human rights in-)
  - (United Nations Human Rights Field Office in-)

E

- East Timor
  - (Mandate entrusted to the Secretary-General on the situation of human rights in-)
  - (Special Session of the Commission on Human Rights on the situation in-), Sept. 1999
- Equatorial Guinea (Special Representative* on the situation of human rights in-) (*1993-1999 Special Rapporteur) *(mandate discontinued)*
- Estonia and Latvia (Mandate entrusted to the Secretary-General on the situation of human rights in-) *(mandate discontinued)*

F

- Former Yugoslavia (*see* South-East Europe)

G

- Gaza and Ramallah (United Nations Human Rights Field Office in-) (*see also* Middle East)
- Guatemala
  - (United Nations Human Rights Field Office in-)
  - (Independent expert appointed by the Secretary-General on assistance in the field of human rights in-) *(mandate discontinued)*
- Guinea Bissau (United Nations Human Rights Field Office in-)

H

- Haiti (Independent Expert appointed by the Secretary-General on the situation of human rights in-)

I

- Iran (Special Representative on the situation of human rights in the Islamic Republic of-) *(mandate discontinued)*
- Iraq (Special Rapporteur on the situation of human rights in-)

K

- Kosovo (*see* South-East Europe)

L

- Latvia (Mandate entrusted to the Secretary-General on the situation of human rights in Estonia and-) *(mandate discontinued)*
- Liberia (United Nations Human Rights Field Office in-)

M

- Macedonia (the Former Yugoslav Republic of) (United Nations Human Rights Field Office in-)
- Madagascar (United Nations Human Rights Field Office in-)
- Middle East
- Myanmar (Special Rapporteur on the situation of human rights in-)

N

- Nigeria (Special Rapporteur on the situation of human rights in-) (*mandate discontinued*)

O

- Occupied Arab territories, including Palestine (Mandate entrusted to the Secretary-General on the question of the violation of human rights in-) (*see also* Middle East)
- Occupied Palestinian territories (Human rights inquiry commission to gather and compile information on the violation of human rights by Israel in the-) (*mandate discontinued*)
- Occupied Palestine (Mandate entrusted to the Secretary-General on the situation in-) (*see also* Middle East)
- Occupied Palestine, since 1967 and until now (Special Rapporteur on the situation of human rights in-) (*see also* Middle East)
- Occupied Syrian Golan (Mandate entrusted to the Secretary-General on human rights in) (*see also* Middle East)

P

- Palestine (Mandate entrusted to the Secretary-General on the situation in Occupied-) (*see also* Middle East)
- Palestine, since 1967 and until now (Special Rapporteur on the situation of human rights in Occupied-) (*see also* Middle East)

- Papua New Guinea island of Bougainville (Mandate entrusted to the Secretary-General on the question of human rights violation on the Papua New Guinea island of-) (*mandate discontinued*)

R

- Regional strategies/arrangements for the promotion and protection of human rights
- Rwanda

S

- Sierra Leone (United Nations Human Rights Field Office in-)
- Somalia
  - (Independent expert appointed by the Secretary-General on the situation of human rights in-)
  - (United Nations Human Rights Field Office in-)
- South Africa (United Nations Human Rights Field Office in-)
- South-East Europe (Ex-Yugoslavia)
- Southern Lebanon and West Bekaa (Mandate entrusted to the Secretary-General on human rights situation in-) (*see also* Middle East)
- Special Committee to Investigate Israeli Practices affecting the Human Rights of the Palestinian People and Other Arabs of the Occupied Territories (*see also* Middle East)
- Special process on missing persons in the territory of the former Yugoslavia (Expert member of the Working Group on Enforced or Involuntary Disappearances on the-) (*see also* Yugoslavia)
- State Party reports to Treaty monitoring bodies
- Sudan (Special Rapporteur on the situation of human rights in-)
- Syrian Golan (Mandate entrusted to the Secretary-General on human rights in the Occupied-) (*see also* Middle East)

W

- West Bekaa (Mandate entrusted to the Secretary-General on human rights situation in Southern Lebanon and-)

Y

- Yugoslavia (the Former-) (*see* South-East Europe)

Z

- Zaire (Special Rapporteur on the situation of human rights in-) (*see* Democratic Republic of the Congo)

for Human Rights

Geneva, Switzerland

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DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 10, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: BJ Services Company
Incoming letter dated September 25, 2003

The proposal requests that the board prepare a report to shareholders "evaluating financial risks posed by company operations in countries with a pattern of ongoing and systemic violation of human rights (including Burma) and the financial impact to the company of divesting from these countries."

We are unable to concur in your view that BJ Services may exclude the entire proposal under rule 14a-8(i)(3). There appears to be some basis for your view, however, that a portion of the supporting statement maybe materially false or misleading under rule 14a-9. In our view, the proponent must revise the sentence that begins "Given this context . . ." and ends ". . . our company's reputation" as the proponent's opinion. Accordingly, unless the proponent provides BJ Services with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if BJ Services omits only this portion of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that BJ Services may exclude the proposal under rule 14a-8(i)(5). That provision permits the omission of a proposal if it relates to operations which account for less than 5% of the registrant's total assets, net earnings, and gross sales, and is not otherwise significantly related to the registrant's business. We are of the view that the proposal is "otherwise significantly related" to BJ Services' business. Accordingly, we do not believe that BJ Services may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(5).

We are unable to concur in your view that BJ Services may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that BJ Services may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that BJ Services may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that BJ Services may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Grace K. Lee
Special Counsel